

Mail Stop 3561

November 1, 2007

Mark D. Ein
Chief Executive Officer
Capitol Acquisition Corporation
509 7ᵗʰ Street, N.W.
Washington DC

> **RE: Capitol Acquisition Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **File No. 333-144834**
> **Filed October 18, 2007**

Dear Mr. Ein:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1.   We note that the company has added seven special advisors and one new management member. Please revise your disclosure in all appropriate sections to describe the roles played by these advisors, and indicate what fiduciary duties – if any, they will owe you.

Risk Factors, page 20

2.   We have reviewed your response to prior comment two from our October 10, 2007 letter. However, we believe that additional disclosure is warranted. Given management's substantial interests in having a deal approved, and the potential adverse impact associated with your liquidation, please add a separate risk factor addressing management's ability to purchase shares in the market to influence the shareholder vote and/or decrease the number of conversions. Also, address the impact these purchases would have on your Form S-1 deal provisions, including whether such purchases would enable you to consummate a deal that otherwise would not have been approved but for management's purchases.

3.   We note that you have added disclosure to your page 23 risk factor "If third parties bring claims …" However the added language which addresses conflicts of interests does not appear to be consistent with the paragraph heading. Please revise or advise.

Management's Discussion and Analysis – Related Party Transaction, page 46

4.   Please confirm that your sample of eight similar structured SPACs consisted of units priced at $10.00 from which you reviewed the trading prices of public warrants for a period of not more than 90 days following separation of the units.

        Tell us why you have used the mean trading price of the sample companies to estimate the fair value of your warrants rather than the average trading price, or revise as appropriate. Additionally, please confirm that no companies were omitted from the sample due to outlier trading prices.

        Please disclose how you plan to account for the warrants to be sold to your sponsors in the event that the exercise price of the warrants exceeds the estimated fair value at the date a business combination is announced.

Conflicts of Interest, page 69

5.   We note the company's response to our prior comment five from our October 10, 2007. However, we do not believe that the company has responded entirely to that comment. Accordingly, we partially reissue it. Please revise to briefly explain the nature of the conflict of interest for each entity listed in response to our prior conflict.

Exhibits

6.   Please file executed copies of your exhibits, where applicable.

Exhibit 3.1

7. We note that Article Seventh contains several provisions which may not be modified prior to the consummation of a business combination. However, the defined terms used in these paragraphs are excluded from these paragraphs. Please advise us whether these definitions may be modified and, if appropriate, revise your disclosure accordingly.

Exhibit 5.1

8. Please revise your legality opinion to address the state law covering the warrants being issued as part of your offering. In this regard the warrants would appear to be covered by state contract law and not corporate law.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Maureen Bauer (202) 551-3237 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

Sincerely,

John Reynolds
Assistant Director

cc.   David Miller
Fax: (212) 818-8881